Michael J. Willisch +34 91 768 9610 michael.willisch@davispolk.com davispolk.com	Davis Polk & Wardwell llp Paseo de la Castellana, 41 28046 Madrid

March 1, 2023

Re:	Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México Schedule TO-T and Schedule 13E-3 filed by Banco Santander, S.A. Filed February 7, 2023 File No. 005-90381

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Christina Chalk
Michael Killoy

Dear Ms. Chalk and Mr. Killoy:

On behalf of Banco Santander, S.A., a company organized under the laws of the Kingdom of Spain (the “Purchaser”), we are responding to the comments from the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated February 16, 2023 (the “Comment Letter”) relating to the Purchaser’s Schedule TO-T (the “Schedule TO”) and Schedule 13E-3 (the “Schedule 13E-3”) filed by the Purchaser with the Commission on February 7, 2023. In conjunction with this letter, the Purchaser is filing via EDGAR, for review by the Staff, Amendment No. 1 to the Schedule TO and Amendment No. 1 to the Schedule 13E-3. The changes reflected in Amendment No. 1 to the Schedule TO and Amendment No. 1 to the Schedule 13E-3 include those made in response to the comments of the Staff in the Comment Letter.

Set forth below are the Purchaser’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in bold, followed by the Purchaser’s responses to the comments as well as a summary of the responsive actions taken. Capitalized terms used but not defined within this letter have the meanings ascribed to them in the Schedule TO.

Schedule 13E-3 and Schedule TO-T filed February 7, 2023

Special Factors—Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer, page 21

1. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Questions Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to discuss how the Purchaser considered the historical prices versus the price being paid in the offer. See Instruction 2(ii) to Item 1014. Alternatively, explain why such factor was not deemed material or relevant to its fairness determination.

Response: In response to the Staff’s comment, the Purchaser has revised the section “Special Factors—Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer” of the U.S. Offer to

Purchase to explain why certain factors were not deemed material to Purchaser’s fairness determination.

2. Refer to paragraph 2 in this section on page 21 of the offer to purchase. We note the disclosure there that Purchaser did not receive an analysis or report from a third party "with respect to the fairness of the U.S. Offer Price to the Unaffiliated Shareholders." This statement and the sentence that follows are focused on a report or opinion relating specifically to fairness of the offer price. However, Item 1015(a) of Regulation M-A and Item 9 of Schedule 13E-3 require disclosure about any report, opinion or appraisal that is materially related to the transaction, not simply the fairness of the price being offered. Please revise to state (if accurate) that neither the Purchaser nor its affiliates received any reports from a third party materially related to this transaction. Note that oral reports or presentations are encompassed within the scope of Item 1015 and must be summarized in considerable detail in the offer materials. Please revise or advise.

Response: In response to the Staff’s comment, the Purchaser has revised paragraph 2 of the section “Special Factors—Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer” of the U.S. Offer to Purchase to state that neither Purchaser nor its affiliates received any independent reports, opinions or appraisals from any third party that is materially related to the Offers.

3. Refer to the last paragraph in this section on page 22. Please delete the qualifier "believes" in the first sentence of the last paragraph. Purchaser is responsible for describing all material factors in its fairness analysis.

Response: In response to the Staff’s comment, the Purchaser has revised the first sentence of the last paragraph of the section “Special Factors—Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer” of the U.S. Offer to Purchase to delete the term “believes” and state that the discussion includes all material factors considered by Purchaser.

The U.S. Offer—Section 7. Certain Information Concerning the Company, page 45

4. Expand this section to include all of the financial projections provided to Purchaser by the Company. In addition, summarize the material assumptions and limitations underlying the projected figures.

Response: In response to the Staff’s comment, the Purchaser has revised the section “The U.S. Offer—Section 7. Certain Information Concerning the Company” of the U.S. Offer to Purchase to include further information on the financial projections provided to Purchaser by the Company and the material assumptions and limitations underlying the projected figures.

The US Offer—Section 8. Certain Information Concerning Purchaser, page 46

5. Please describe any transaction in the Company's securities during the past 60 days by the Purchaser and those persons listed on Schedule A. See Item 8 of Schedule TO, Item 11 of Schedule 13E-3 and Item 1008(b) of Regulation M-A.

Response: In response to the Staff’s comment, the Purchaser has revised the section “The U.S. Offer—Section 8. Certain Information Concerning Purchaser” of the U.S. Offer to Purchase to state that, based on Purchaser’s records and on information provided to Purchaser by its directors, executive officers, affiliates and subsidiaries, none of Purchaser, the persons listed in Schedule A to the U.S. Offer to Purchase or any subsidiary or affiliate of Parent has effected any transaction in the Shares during the 60 days prior to the date of the U.S. Offer to Purchase.

6. Please disclose the amount of shares of Santander, S.A. that are beneficially owned by each individual listed in Schedule A. See Item 8 of Schedule TO, Item 11 of Schedule 13E-3 and Item 1008(a) of Regulation M-A. See also, Instruction 3 to Item 1008(a) of Regulation M-A.

Response: In response to the Staff’s comment, the Purchaser has revised Schedule A of the U.S. Offer to Purchase to disclose the amount of shares of the Purchaser that are beneficially owned by each individual listed in Schedule A.

The U.S. Offer—Section 11. Conditions to the U.S. Offer, page 47

7. We note the following statement on page 48: "The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted prior to the Expiration Time on the Expiration Date." When an event occurs that implicates an offer condition, the bidder must promptly notify target security holders whether it will waive the condition or proceed with the offer, or assert the condition and terminate. This statement implies that Purchaser is not under an obligation to promptly advise security holders what it will do when such event occurs. Please revise.

Response: In response to the Staff’s comment, the Purchaser has revised the last paragraph of section “The U.S. Offer—Section 11. Conditions to the U.S. Offer” of the U.S. Offer to Purchase as follows: “The foregoing conditions are for the sole benefit of Purchaser and, subject to applicable law, may be asserted or waived by Purchaser in whole or in part at any time and from time to time prior to the Expiration Time on the Expiration Date in the sole discretion of Purchaser, subject to the applicable rules and regulations of the SEC. The failure by Purchaser or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time, subject to the applicable rules and regulations of the SEC.”

8. When satisfaction of an offer condition is within the sole discretion of the Purchaser, it raises concerns that the offer is illusory in contravention of Regulation 14E. Please revise the second sentence in the last paragraph of this section on page 48.

Response: In response to the Staff’s comment, the Purchaser has revised the last paragraph of section “The U.S. Offer—Section 11. Conditions to the U.S. Offer” of the U.S. Offer to Purchase as set forth in our response to comment number 7 above.

The U.S. Offer—Section 14. Fees and Expenses, page 51

9. Please provide a reasonably-detailed list of expenses incurred or expected to be incurred by the Purchaser in connection with the tender offer. See Item 10 of Schedule 13E-3 and Item 1007(c) of Regulation M-A.

Response: In response to the Staff’s comment, the Purchaser has revised the section “The U.S. Offer—Section 14. Fees and Expenses” of the U.S. Offer to Purchase to provide further information on the expenses incurred or expected to be incurred by the Purchaser in connection with the Offers.

Please do not hesitate to contact me at +34 91 768 9610 or michael.willisch@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael J. Willisch

Michael J. Willisch

Copy to:

Mr. Javier Illescas
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid)
Kingdom of Spain

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